Applied DNA Sciences, Inc.
50 Health Sciences Drive
Stony Brook, New York 11790

January 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Daniel Morris

Re:	Applied DNA Sciences, Inc.

Registration Statement on Form S-3

Filed January 21, 2021

File No. 333-252280

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Applied DNA Sciences, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-252280) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective on Tuesday, February 2, at 4:00 p.m. (Eastern Time), or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to Merrill M. Kraines, Esq. of Troutman Pepper Hamilton Sanders LLP at (201) 803-3440.

The Company understands that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

APPLIED DNA SCIENCES, INC.

By:	/s/ James Hayward
Name: James Hayward
Title: Chief Executive Officer

cc: Merrill M. Kraines, Troutman Pepper Hamilton Sanders LLP